

Mail Stop 3561

January 6, 2017

Mr. Jeff Uttz
Chief Financial Officer
Shake Shack Inc.
24 Union Square East, 5th Floor
New York, NY 10003

      Re: **Shake Shack Inc.**
              Form 10-K for the Year Ended December 30, 2015
              Filed March 30, 2016
              Form 10-Q for the Quarter Ended September 28, 2016
              Form 8-K filed November 9, 2016
              Response Dated December 12, 2016
              File No. 001-36823

Dear Mr. Uttz:

We have reviewed your December 12, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2016 letter.

Form 10-Q for the Quarter Ended September 28, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 34

1. We note your responses to our prior comments 2 and 3 and your proposed disclosure in Schedule A. Please revise your proposed disclosure regarding the limitations of the usefulness of the non-GAAP measure, Shack-level Operating Profit, to emphasize that the excluded costs (i.e., general and administrative expenses and pre-opening costs) are

essential to support the operation and development of your Shacks, which you indicated in your response in prior comment 3.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure